

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 18, 2007

Mr. Peter C. Castle
Chief Financial Officer
NetWolves Corporation
4805 Independence Pkwy
Tampa, Florida 33634

Re: **NetWolves Corporation**
                Form 10-KSB for Fiscal Year Ended June 30, 2006
                Filed October 17, 2006

                Form 10-Q for Fiscal Quarter Ended September 30, 2006
                File No. 000-25831

Dear Mr. Castle:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended June 30, 2006

Consolidated Statement of Operations, page F-4

1. If the captions "cost of revenues" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation and amortization to "cost of revenues" OR remove the caption "gross margin" and indicate the amount of applicable depreciation and amortization that is excluded from "cost of sales."

Consolidated Statements of Cash Flows, page F-8

2. We note your presentation of accrued loss on disposal of discontinued operations in the cash flows from operating activities section. Please tell us why you present this as an item in the change in operating assets and liabilities section. Provide us with more details of the discontinued operation and tell us why you have not presented any discontinued operations in your consolidated statements of operations on page F-4.

5 Identifiable Intangible Assets, page F-18

3. We note that you recorded a note payable of $800,000 contingent upon the customer list generating $2 million in annual revenue for each twelve month period ending September 30, 2005 to 2008. Tell us why you believe it is appropriate to capitalize the contingent consideration and refer to your basis in the accounting literature.

8 Shareholders' Equity

4. With respect to all of your convertible preferred stock issuances, tell us how you applied the guidance in EITF 00-19 in evaluating whether the conversion features for the preferred stock are embedded derivatives that you should separate from the debt hosts and account for at fair value under SFAS 133. It appears that some or all of these preferred stock issuances may not meet the definition of conventional convertible instruments in paragraph 4 of EITF 00-19 since the preferred stock is not convertible into a fixed number of shares. In this regard, we note that your Series A preferred stock has a reset provision. As a result, you would be required to analyze the conversion feature under paragraphs 7-32 of EITF 00-19.

More specifically, since the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate (paragraph 20 of EITF 00-19), it appears that your conversion features would result in liability classification under EITF 00-19. Accordingly, you would be required to bifurcate the conversion feature from the debt host and account for this feature as a derivative liability with changes in fair value being recorded in the income statement.

For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features on pages 32-35 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

5. With respect to your warrants, tell us whether they meet the definition of a derivative under paragraphs 6-9 of SFAS 133, and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. If the warrants do not meet the definition of a derivative under SFAS 133, they must be evaluated under EITF 00-19 to determine whether the instruments should be accounted for as liabilities or as equity. Please provide us with your analysis.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director